UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GOLDMOUNTAIN EXPLORATION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

38145J104
 (CUSIP Number)

Gregory Leigh Lyons
225 Marine Drive, Suite 210
Blaine, Washington  98230
(360) 332-0905

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |       Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

 Gregory Leigh Lyons
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|   2  |        Check the Appropriate Box if a Member of a Group                                                       (a)[  ]
                                                                                                                        (b)[  ]

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|   3  |        SEC Use Only

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|   4  |        Source of Funds
  PF
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|   5  |        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

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|   6  |        Citizenship or Place of Organization
  United States
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     | 7 | Sole Voting Power
Number of                                                              40,000,000
Shares Bene-                 -----------------------------------------------------------------------------------------------------
ficially                                         | 8 | Shared Voting Power
Owned by Each                                                    N/A
Reporting                      -----------------------------------------------------------------------------------------------------
Person With                               | 9 | Sole Dispositive Power
                                                            40,000,000
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            10 | Shared Dispositive Power
                                                            N/A
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|  11  |       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            40,000,000
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|  12  |       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            N/A
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|  13  |       Percent of Class Represented by Amount in Row (11)
                                                            45.6%
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|  14  |       Type of Reporting Person
                                                            IN
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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of GoldMountain Exploration Corporation (the “Company”).  The principal executive offices of the Company are located at 225 Marine Drive, Suite 210, Blaine, Washington 98230.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Gregory Leigh Lyons.  Mr. Lyons’ business address is 225 Marine Drive, Suite 210, Blaine, Washington 98230.  Mr. Lyons is the Chief Executive Officer, Chief Accounting Officer, President, Treasurer, Secretary and Director of the Company.

(d)-(e)  During the last five years, Mr. Lyons: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lyons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 7, 2008, the Company’s then Chief Executive Officer and sole Director, Adam R. Cegielski, entered into a Share Transfer Agreement (the "Transfer Agreement") with Gregory Leigh Lyons.  Pursuant to the Transfer Agreement, Mr. Lyons purchased an aggregate of 40 million (40,000,000) shares of the Company's common stock from Mr. Cegielski.  Mr. Lyons paid Mr. Cegielski aggregate consideration of $4,000 (or $0.0001 per share) for the shares.  The Transfer Agreement closed on March 7, 2008 (the "Closing").

As a result of the Closing, Mr. Lyons became the Company’s largest stockholder, as the 40,000,000 shares which he purchased constituted approximately 45.6% of the Company's outstanding shares of common stock based on 87,627,167 shares of common stock outstanding as of February 12, 2008 (the "Change in Control").

In connection with the Change in Control of the Company, effective March 7, 2008, the Company's then sole Director increased the number of authorized director seats from one (1) to two (2) and appointed Gregory Leigh Lyons as Director.  Also effective on March 7, 2008, Adam R. Cegielski resigned as Director of the Company, leaving Mr. Lyons as sole Director of the Company.

Further, the Company’s Chief Executive Officer, President, Principal Accounting Officer, Treasurer and Secretary, Adam R. Cegielski, resigned effective on March 7, 2008, and Gregory Leigh Lyons was appointed as the Company's Chief Executive Officer, President, Principal Accounting Officer, Treasurer and Secretary effective on March 7, 2008.

Item 4. Purpose of Transaction

Mr. Lyons acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Lyons may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Lyons also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;
(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Lyons does not have any current plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Gregory Leigh Lyons beneficially owns 40,000,000 shares, or 45.6% of the common stock of the Company, based on 87,627,167 shares outstanding as of the date of this filing.

(b)	Mr. Lyons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 40,000,000 of the shares beneficially owned by Mr. Lyons.

(c)	Mr. Lyons acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Lyons.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

                    None.

Item 7. Material to be Filed as Exhibits

    Exhibit 10.1*                                Share Transfer Agreement between Adam Cegielski and Gregory Leigh Lyons

*	To be filed as Exhibit 10.1 to a Form 8-K to be filed with the Securities and Exchange Commission on the same date as the filing of this Schedule 13d, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008

By: /s/ Gregory Leigh Lyons
       Gregory Leigh Lyons